

July 26, 2010

Mr. B. Francis Saul II
Chief Executive Officer
Saul Centers, Inc.
7501 Wisconsin Avenue, Suite 1500
Bethesda, MD 20814-6522

      RE: **Saul Centers, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 16, 2010
              Schedule 14A filed April 6, 2010
              File No. 1-12254

Dear Mr. Saul:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

FORM 10-K FILED MARCH 16, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Liquidity and Capital Resources, page 43

Contractual Payment Obligations, page 46

1. In future filings please include contractual interest payments expected to be paid on the fixed rate debt.

<u>Item 15. Exhibit and Financial Statement Schedules, page 60</u>

2. We note that exhibits 10.(j), (k), (l), (q) and (r) do not appear to include the exhibits and
schedules listed in the table of contents for such agreement. Item 601(b)(10) does not
permit the omission of information that is attached to a material contract. Please file the
complete agreements in an amendment to your 10-K, in a Form 8-K, or as exhibits to
your next periodic report. Alternatively, please explain why the information was omitted
or why the agreement is no longer material to investors.

DEFINITIVE PROXY ON SCHEDULE 14A FILED APRIL 6, 2010

<u>Compensation Discussion and Analysis, page 13</u>

<u>Base Salary and Bonus Awards, page 13</u>

3. We note that individual bonus determinations are based upon an evaluation of various
subjective factors. Please tell us the specific individual factors that the compensation
committee considered in determining bonus awards. Describe each factor, explain how it
is measured, and disclose the actual performance of each executive for each factor
considered. Please also discuss the criteria the compensation committee used to establish
different salaries for each of the named executives. Refer to Item 402(b)(2)(v) of
Regulation S-K. Provide this information in your response and confirm that you will
include appropriate disclosure in your future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filings include the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose
the Commission from taking any action with respect to the filings; and

• the company may not assert staff comments as a defense in any proceeding initiated by
the Commission or any person under the federal securities laws of the United States.

Mr. B. Francis Saul II
Saul Centers, Inc.
July 26, 2010
Page 3

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney at (202) 551-3473 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief